

October 28, 2010

Via Facsimile (646) 441-9056 and U.S. Mail

Scott F. Smith, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018

> **Re: King Pharmaceuticals, Inc.**
> **Schedule 14D-9 filed October 22, 2010**
> **SEC File No. 005-57425**

Dear Mr. Smith:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Financial Forecasts, page 22

1.   We note your disclaimer relating to the accuracy or completeness of information you have disclosed on page 22. You may not disclaim the accuracy or completeness of the information contained in the filing. Please revise.

2.   We note that the projected financial information included in this section has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Cautionary Note Regarding King Forward-Looking Statements, page 27

3.   We note the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect any changes in events, new information or otherwise. This disclaimer is inconsistent with the requirements of General Instruction D of Schedule 14D-9 and your obligations under Rule 14d-9(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                    Sincerely,

                    Daniel F. Duchovny
                    Special Counsel
                    Office of Mergers and Acquisitions